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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                  (Rule 13d-2)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                        SHELLS SEAFOOD RESTAURANTS, INC.
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   822809 10 9
                             ------------------------
                                 (CUSIP Number)

                    John N. Giordano, 220 South Franklin St.,
                       Tampa, Florida 33602 (813) 224-9255
                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 19, 1997
              -----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP No.  822809 10 9           SCHEDULE 13D   Page     2    of    4     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

              L & L FOODS, INC.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

              FLORIDA
          ---------------------------------------------------------------------
                       (7)     Sole Voting Power
  Number of
                               164,800
  Shares               --------------------------------------------------------
                       (8)     Shared Voting Power
 Beneficially

  Owned by             --------------------------------------------------------
                       (9)     Sole Dispositive Power
    Each
                               164,800
  Reporting            --------------------------------------------------------
                       (10)    Shared Dispositive Power
 Person With

                       --------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          164,800
          ---------------------------------------------------------------------
 (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [   ]


          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount of Row (11)

          3.9%
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person

          CO
          ---------------------------------------------------------------------


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ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this amended Schedule 13D relates is the common stock, $.01 par value, of Shells Seafood Restaurants, Inc., a Delaware corporation ("Shells"). The address of the principal executive office of Shells is 16313 North Dale Mabry Highway, Suite 100, Tampa, Florida 33618.

ITEM 2.  IDENTITY AND BACKGROUND.

         This amended Schedule 13D is filed by L & L Foods, Inc., a Florida corporation ("L & L Foods"). L & L Foods has its principal business and office address at 215 5th Street, Suite 108, West Palm Beach, Florida 33401. L & L Foods was formed on September 20, 1996 for the purpose of holding shares of Shells common stock.

         For information requested in Item 2(a)-(f) see L & L Foods' initial filing on Schedule 13D, pursuant to an event dated May 24, 1997, which required such filing.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is not applicable; see Item 4, below, Purpose of Transaction.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) L & L Foods sold 100,000 shares of Shells reported in this amendment to Robert E. Deziel, pursuant to a Compromise and Settlement Agreement dated September 19, 1997 (the "Compromise and Settlement Agreement"). See Item 5. below.

         Sub-items (b)-(j) are not applicable.

ITEM 5.  INTEREST IN SECURITIES OF SHELLS.

         (a) According to L & L Foods' filing on its first amended Schedule 13D, pursuant to an event dated August 20, 1997, which required such filing (the "First Amended 13D Filing"), L & L Foods was the direct and/or beneficial owner of 264,800 shares, or 6.28%, of Shells' issued and outstanding common stock. As a result of the sale to Robert E. Deziel that L & L Foods made on September 19, 1997, L & L Foods has reduced its holdings from 264,800 shares to 164,800 shares.

         Linn Heaton is currently the beneficial owner of 82,400 shares, or 1.95%, of Shells common stock by reason of his ownership of 50% of the shares of L & L Foods common stock.

         Lee Heaton is currently the beneficial owner of 82,400 shares, or 1.95%, of Shells common stock by reason of his ownership of 50% of the shares of L & L Foods common stock.

         (b) Except as otherwise indicated in the response to Items 2, 5.(a) and/or 6, each person or entity listed therein has the sole power to vote and to direct the vote, and the sole power to dispose or direct the



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disposition, of the shares of Shells common stock held of record and/or beneficially by such person or entity.

         (c) Since L & L Foods' First Amended 13D Filing, L & L Foods has sold 100,000 shares of Shells common stock to Robert E. Deziel in exchange for $600,000 in cash, pursuant to the Compromise and Settlement Agreement.

         (d) Not applicable.

         (e) L & L Foods ceased to be the beneficial owner of more than five percent of Shells common stock on September 19, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF SHELLS.

         Also pursuant to the Compromise and Settlement Agreement, L & L Foods has granted to Robert Deziel two options to purchase L & L Foods' remaining 164,800 shares of Shells common stock; the first option is to purchase 100,000 shares at a price of $6.00 per share, and the second option is to purchase 64,800 shares at a price of $12.00 per share. Each option is exercisable at any time prior to the close of business October 31, 1997. See Exhibit "1" attached hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Compromise and Settlement Agreement dated September 19, 1997 between Robert E. Deziel, L & L Foods, George Heaton, Linn Heaton and Lee Heaton, attached hereto as Exhibit "1".



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   L & L FOODS, INC.



                                   By: /s/ Linn Heaton
                                       ------------------------------------
                                           Linn Heaton, President






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                       COMPROMISE AND SETTLEMENT AGREEMENT

         This Compromise and Settlement Agreement (the "Settlement Agreement") is effective and made as of September 19, 1997. This Settlement Agreement is by and among Robert E. Deziel ("Deziel"); L & L Foods, Inc. ("L & L"), a Florida corporation; George Heaton; Linn Heaton; Lee Heaton and for the limited purposes set forth herein, Bush Ross Gardner Warren & Rudy, P.A. ("Bush Ross") (collectively the "Parties").

                                    RECITALS

         There is currently pending in the Circuit Court of the Fifteenth Judicial Circuit, in and for Palm Beach County, Florida, a civil action styled Robert E. Deziel v. L & L Foods, Inc., a Florida corporation; George Heaton; Linn Heaton; and Lee Heaton, Case No. CL-97-005594-AO (the "Civil Action").

         It is the Parties' intention to settle and finally resolve all matters raised or which could have been raised in that Civil Action.

         Therefore, for the mutual promises and covenants herein contained, along with other good and valuable consideration, receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

         1. AGREEMENT DATED AUGUST 7, 1997.

         On August 7, 1997, Deziel partially released the lis pendens (the "Lis Pendens") he filed against the shares of Shells Seafood Restaurants, Inc. ("Shells Seafood") owned by L & L in order to permit L & L to sell 129,600 shares of Shells Seafood, which L & L has sold. By letter agreement dated August 22, 1997, Deziel modified his partial release of the Lis Pendens


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in order to permit L & L to sell an additional 135,200 shares of Shells Seafood, which L & L has also sold. Subject to the completion of the transactions contemplated by Section 2 hereof, Deziel hereby directs Bush Ross to release all funds received by L & L from the sale of the shares referred in this Paragraph 1 to L & L.

         2. SALE OF SHARES TO DEZIEL.

         L & L hereby sells to Deziel 100,000 shares of Shells Seafood (the "Initial Shares") in exchange for $600,000, payable, in cash, on September 19, 1997 (the "Closing Date"). L & L has delivered to Roger Coe, Senior Vice President at the Boston, Massachusetts office of Oppenheimer & Co., Inc. ("Oppenheimer"), a stock certificate for 264,800 shares, to be held in L & L's account at Oppenheimer for the benefit of L & L. L & L hereby instructs Oppenheimer to transfer 100,000 shares to Deziel's account at Oppenheimer, with the balance of the 264,800 shares to continue to be held in L & L's account at Oppenheimer so long as either the $6.00 Option or the $12.00 Option described below are in effect. Deziel directs Bush Ross to release the $460,000 of funds previously transferred to it by Deziel to L & L and has delivered attorney trust account funds, in the amount of $140,000, to L & L on the Closing Date. Bush Ross shall deliver all interest earned on the $460,000 amount to Deziel.

         The certificate for the Initial Shares to be issued to Deziel shall contain a restrictive legend indicating that the shares are "restricted securities" as such term is defined in Rule 144, promulgated by the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended ("Rule 144").




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         3. GRANT OF OPTION TO SELL SHARES TO DEZIEL.

         L & L hereby grants to Deziel the following options to purchase 164,800 shares of the common stock of Shells Seafood that it owns: (a) an option to purchase 100,000 shares of Shells Seafood at a price of $6.00 per share (the "$6.00 Option"); and (b) an option to purchase 64,800 shares at a price of $12.00 per share (the "$12.00 Option"). Deziel shall, contemporaneously with the execution of this Settlement Agreement, deliver to L & L $150,000, in attorney trust account funds, which shall be a nonrefundable payment for the grant of the options, which Deziel may credit against the purchase price of the $12.00 Option, if Deziel exercises the $12.00 Option. While the options may be separately exercised, each option must, if exercised, be exercised in whole, not in part. Each option is exercisable at any time prior to the close of business October 31, 1997, by Deziel delivering: (a) written notice to that effect to L & L; and (b) immediately available funds to Oppenheimer which are then made immediately available, without restriction (except that such funds shall be held in escrow until delivery of an updated Bush Ross Opinion and an additional updated representation letter of L & L), to L & L . If Deziel exercises the $12.00 Option he may credit the $150,000 payment against the purchase price of the shares underlying the $12.00 Option ($777,600), however, if the $12.00 Option is not timely exercised, Deziel shall forfeit the $150,000 to L & L.
Time is of the essence, and if the options are not timely exercised, L & L shall have no further obligation to Deziel.

         Provided that the applicable option exercise price is received by Oppenheimer and then made immediately available to L & L, on or before the close of business October 31, 1997, L & L directs Oppenheimer to transfer to Deziel the applicable shares underlying the option that was exercised, which shares are being held in L & L's account at Oppenheimer, together with




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appropriate stock powers. L & L has today deposited with Oppenheimer stock powers for the shares underlying each of the $6.00 Option and the $12.00 Option each with signature guaranteed. The Parties have jointly executed a letter of instruction to Oppenheimer as to the precise mechanics of such delivery.

         The shares underlying the options shall contain a restrictive legend indicating that the shares are "restricted securities" as such term is defined in Rule 144, promulgated by the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended ("Rule 144").

         4. GENERAL RELEASES AND NON COMPETE.

         The Parties shall exchange General Releases; and Deziel hereby acknowledges that he has no interest in American Powersports Company, or any subsidiary or affiliate thereof, as creditor, equity owner, or otherwise. Deziel agrees not to compete in the powersports business (motorcycles, waverunners, etc.) for the two year period following the date of this agreement and agrees to execute a non-compete agreement in the form attached hereto.

         5. DISMISSAL OF THE CIVIL ACTION

         Deziel shall, as soon as practicable after the date of this Settlement Agreement, discharge the lis pendens in full and dismiss the Civil Action with prejudice, with all parties paying their own costs and legal fees. Should the transfer agent for Shells Seafood require a court order discharging the lis pendens, Deziel shall, as soon as practicable, obtain that order and provide it to the transfer agent.



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         6. COOPERATION AND OPINION LETTER

         All Parties will cooperate in effectuating this Settlement Agreement and in making the stock conveyances contemplated above, including the execution and delivery of documents and the taking of any action, reasonably requested by another Party. Specifically, and without limitation, L & L has agreed to issue a representation letter to Bush Ross in the form attached hereto (the "L & L Representation Letter") which shall be updated at the time such options are exercised, and Bush Ross has agreed to issue an opinion letter in the form attached hereto (the "Bush Ross Opinion"), which provides, in part that with regard to the shares that Deziel acquires, Deziel will, on or after October 18, 1997, have satisfied the holding period requirement set forth in Rule 144(d)(1). Bush Ross shall keep such opinion effective and shall update such opinion in connection with the exercise of the options granted hereby at no cost or expense to Deziel. Deziel has caused a General Release to be prepared in favor of Bush Ross, in form acceptable to Bush Ross. The Parties shall coordinate the Schedule 13-D filings, if any, required by the Securities & Exchange Commission.

         7. REPRESENTATIONS AND WARRANTIES

         L & L, Linn Heaton, Lee Heaton and George Heaton jointly and severally represent to Deziel that:

         A. L & L has good, valid and marketable title to the shares of Shells Seafood made the subject of this Settlement Agreement, free and clear of all liabilities, obligations, claims, liens, and encumbrances of any kind ("Encumbrances"). L & L has full and unrestricted legal right, power and authority to sell assign and transfer such shares to Deziel, without obtaining the consent or approval of any person or governmental authority, and the delivery of any such



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shares to Deziel pursuant to this Settlement Agreement will transfer valid title thereto, free and clear of all Encumbrances.

         B. The execution of the Settlement Agreement and the consummation of the transactions contemplated hereby will not constitute a default under any provision of any agreement by which L & L is bound.

         C. No consent, approval, authorization of or registration, qualification, designation, declaration or filing with any governmental authority or person or entity on the part of L & L or Shells Seafood is required.

         D. L & L has full and unrestricted legal right, power and authority to sell and transfer the shares to Deziel, and has obtained all necessary consents from its directors, officers and shareholders to execute and perform the transactions contemplated by this Settlement Agreement.

         E. Deziel will have, on or after October 18, 1997, satisfied the holding period requirement set forth in Rule 144(d)(1) promulgated under the Securities Act of 1933, as amended.

         F. The facts set forth in Paragraph 1-16 of the Bush Ross Opinion and in the L & L Representation Letter are true.

         8. NO ADMISSION OF LIABILITY

         This Settlement Agreement is not intended to constitute, nor shall it be construed to constitute, nor is it an admission of liability on the part of any Party hereto, such liability being expressly denied, and this Settlement Agreement is entered into exclusively to settle the Civil Action and resolve all claims made therein.



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         9. MISCELLANEOUS

                  A. Notices: All notices and other communications hereunder shall be in writing and shall be given to the person either personally or by sending a copy thereof by first class or express mail, postage prepaid, by facsimile transmission or courier services, charges prepaid, or by telecopier, to such Party's address (or to such Party's telecopier or telephone number). If the notice is sent by mail or courier services, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a courier service for delivery to that person or, in the case of telecopier, when received.

                          i. If to L & L:

                                     Linn Heaton, President
                                     215 5th Street, Suite 108
                                   West Palm Beach, Florida 33401
                                     Facsimile: 407-832-4737


                          with a copy to;

                                     John N. Giordano, Esq.
                             Bush Ross Gardner Warren & Rudy, P.A.
                                     220 South Franklin Street
                                      Tampa, Florida 33602
                                 Facsimile No. (813) 223-9620

                  or at such other addresses as L & L may have advised Deziel in writing; and

                          ii. If to Deziel:

                                          Robert E. Deziel
                                        239 South County Road
                                      Palm Beach, Florida 33480
                                    Facsimile No.:  561-655-5421




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                          with a copy to;

                                            Jon Cole, Esq.
                                           Edwards & Angell
                                          250 Royal Palm Way
                                       Palm Beach, Florida 33480
                                     Facsimile No. (561) 655-8719

                  or at such other addresses as Deziel have advised L & L in writing.

         Notice of any change in any such address shall also be given in the manner set forth above. Whenever the giving of notice is required, the giving of such notice may be waived by the party entitled to receive such notice.

         B. It is expressly understood and agreed that the terms of this Settlement Agreement are contractual and not merely recitals and that the promises, mutual covenants, and conditions contained herein, and the consideration transferred is to compromise disputed claims, avoid litigation, and buy peace.

         C. This Settlement Agreement shall be effective only when signed by all Parties hereto.

         D. This Settlement Agreement shall be binding upon and shall inure to the benefit of the Parties, their successors or assigns, parent companies, subsidiaries and affiliates.

         E. This Settlement Agreement contains the entire agreement between the Parties, and includes and supersedes all prior negotiations agreements, conversations, representations, and guaranties pertinent to the subject matter hereof. No oral agreements, understandings, statements, promises, or inducements contrary to the terms of this Settlement Agreement exist. This Settlement Agreement cannot be changed or terminated orally. No waiver of any of the terms of this Settlement Agreement shall be valid unless in writing and signed by all Parties to this Settlement Agreement.



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         F. All Parties hereto shall pay their own costs, expenses and attorneys' fees.

         G. Headings used in this Settlement Agreement are for the convenience of the Parties and are not to be interpreted as having any substance or effect.

         H. Should any clause, paragraph, or part of this Settlement Agreement be held or declared by a court of competent jurisdiction to be void or illegal for any reason, all other clauses, paragraphs, or parts of this Settlement Agreement which can be performed or effected without such an illegal clause, paragraph, or part, shall nevertheless remain in full force and effect.

         I. In making this Settlement Agreement, it is understood that each Party relies wholly upon its own judgment, belief, and knowledge of the nature, extent, and duration of any liability or injuries involved, and none of the Parties have been influenced, to any extent whatsoever, in making this Settlement Agreement, by any representation or statements regarding such matters. Each Party has had the opportunity to, and has, retained separate counsel to review this Settlement Agreement and to advise such Party as to the legal consequences thereof.

         J. This Settlement Agreement may be executed in multiple counterparts, each of which shall be deemed an original for all purposes. Each Party shall execute this Settlement Agreement by signature at the designated signature line.

         K. Each Party acknowledges that he or it has read this Settlement Agreement, including all documents or exhibits, and that he or it fully understands his or its respective rights and obligations.

         L. From the date of this Settlement Agreement, the Parties shall keep confidential in all respects this Settlement Agreement, except as they shall be required by law or regulation


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to report either the settlement of the Civil Action or the terms of or actions required by this Settlement Agreement.

         In witness whereof, the Parties have executed this Settlement Agreement on the 19th day of September, 1997.


                                           /s/ Robert E. Deziel
                                           ------------------------------------
                                           Robert E. Deziel



                                           L & L FOODS, INC.


                                           By: /s/ Linn Heaton
                                              ---------------------------------
                                           Linn Heaton, Its President

                                           /s/ George Heaton
                                           ------------------------------------
                                           George Heaton

                                           /s/ Lee Heaton
                                           ------------------------------------
                                           Lee Heaton

                                           /s/ Linn Heaton
                                           ------------------------------------
                                           Linn Heaton



                                           BUSH ROSS GARDNER WARREN &
                                           RUDY, P.A., for the limited purposes
                                           described in Sections 1, 2, 6 and 9

                                           By: /s/ John N. Giordano
                                              ---------------------------------
                                           John N. Giordano, Its Vice President




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